

PROSPECTUS

October 1, 2008

Madison Mosaic

Equity Trust

Small/Mid-Cap Fund

equity trust

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Madison MOSAIC® FUNDS

www.mosaicfunds.com

Table of Contents

Risk/Return Summary: Investments, Risks and Performance

Fund Investment Objectives/Goals

The Small/Mid-Cap Fund (the "Fund"), a series of Madison Mosaic Equity Trust (the "Trust"), seeks long-term growth.

Principal Investment Strategies of the Fund

The Fund invests at least 80% of its net assets in the common stock of small and mid-sized companies (those with market capitalizations as large as those in the Russell Midcap® Index or the Standard & Poor's MidCap 400® Index). The average market capitalization of companies held by the Fund is intended to be between $200 million and $12 billion.

Focused Portfolio

The Fund generally invests in only 40-80 companies. This reflects our belief that your money should be in our top investment ideas, and that focusing on our best investment ideas is the best way to achieve the Fund's investment objectives.

Growth and Value: GARP

We select companies that we believe show steady, sustainable growth and reasonable valuation, rather than "hot" stocks or "trendy" growth companies with high share prices. Instead, we will invest in the stocks of issuers that we believe have a blend of both value and growth potential: What we call "GARP" for "growth at a reasonable price." By pursuing this strategy, our intent is that investors in Madison Mosaic's equity funds will participate in market appreciation during bull markets. The strategy is also intended to protect investors during bear markets compared with investors in portfolios holding more speculative and volatile securities.

Principal Risks of Investing in the Fund

Market Risk

The share price of the Fund reflects the value of the securities it holds. If a security's price falls, the share price of the fund will go down (unless another security's price rises by an offsetting amount). If the Fund's share price falls below the price you paid for your shares, you could lose money when you redeem your shares. This is generally known as "market risk."

Small and Mid-Cap Company Risks

Investing in small and mid-sized companies involves greater risk than larger companies. The smaller the company, the more their stocks are subject to abrupt or erratic price movements compared with larger-company stocks. Small companies, in particular, often have limited product lines, markets, or financial resources, and their managements may lack depth and experience. Such companies seldom pay significant dividends that could cushion returns in a falling market.

Stocks with growth characteristics can have sharp price declines as a result of earnings disappointments, even small ones. Stocks with value characteristics carry the risk that investors will not recognize their intrinsic value for a long time or that they are actually appropriately priced at a low level. Because the Fund generally follows a strategy of holding stocks with both growth and value characteristics, any particular stock's share price may be negatively affected by either set of risks.

The stocks of small companies can be illiquid. In such cases, the Fund may have difficulty selling holdings or may only be able to sell the holdings at prices substantially less than what we believe they are worth.

Capital Gain Realization Risks to Taxpaying Shareholders

Because of the focused nature the Fund's portfolio, it is susceptible to capital gain realization. In other words, when Madison Mosaic equity funds are successful in achieving their investment objectives, portfolio turnover may generate more capital gains per share than funds that hold greater numbers of individual securities. Our sale of just a few positions will represent a larger percentage of the Fund compared with, say, a fund that has hundreds of securities positions.

Risk/Return Bar Chart and Performance Table

Because the Fund is new, it has no performance history. Remember, however, that that past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)............	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price)............	None
Redemption Fee............................	None
Exchange Fee	None

Annual Fund Operating Expenses (expenses that are deducted from fund assets)

Management Fee	0.75%
Distribution (12b-1) Fees..................	None
Other Expenses	0.50%
Total Annual Fund Operating Expenses	1.25%

Example:
This Example is intended to help you compare the cost of investing in a fund offered by the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and

that the fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	$127
3 years	$397

Additional fees and transaction charges described in Madison Mosaic's "*Guide to Doing Business*," if applicable, will increase the level of expenses that can be incurred. (For example, a $15 fee is charged for redemptions by wire to domestic bank accounts and fees are charged on certain stop payments on checks, bounced investment checks, IRAs and other retirement plans).

We can make payments out of our investment advisory fee to other persons, including broker-dealers that make one or more of the Trust's funds available to investors pursuant to any "no transaction fee" network or service they provide. Under regulations of the Securities and Exchange Commission, such arrangements are permissible in connection with distributing investment company shares, if the payments of the shared fee amounts are made out of our own resources. In addition, shareholders that purchase or redeem shares in the Trust through a securities broker may be charged a transaction fee by the broker for handling of the transaction. The Trust does not receive these fees. Shareholders may engage in any transaction directly with the Trust to avoid such charges.

Investment Objectives

The Fund seeks long-term growth.

The investment objective of the Fund may be changed without shareholder approval. Shareholders will, however, receive prior written notice of any material change. There can be no assurance that the Fund's investment objectives will be achieved.

Implementation of Investment Objectives

What kind of stocks do we select for the Fund?

The Fund invests at least 80% of its net assets in the common stock of "small-cap" and "mid-cap" companies at the time of purchase. The terms "small-cap" and "mid-cap" refer to the size of a company's market capitalization or, in other words, how much a company is worth based on the value of all its outstanding stock. We will provide shareholders at least 60 days notice before this policy can change.

Although there are no universal definitions of small-cap and mid-cap, we look at the range as including all companies with market capitalizations up to and including those similar to the companies in the Russell Midcap® Index or the Standard & Poor's MidCap 400® Index. A company's market capitalization is based on its current market capitalization or its market capitalization at the time of the Fund's investment. Companies whose capitalization no longer meets the Fund's definition of small-cap or mid-cap after purchase continue to be considered as mid-cap for purposes of the 80% policy described above. The size of the companies in each index changes with market conditions and the composition of the index. We will not automatically sell or cease to purchase stock of a company we already own just because the company's market capitalization grows outside of this range.

The Fund does not have a minimum market capitalization. However, as a company's capitalization gets smaller, it is generally less likely to pass our evaluation process described in the next section. With this in mind, our intention is that the average market capitalization of companies held by the Fund will be between $200 million and $12 billion.

How do we select stocks for the Fund?

We follow a rigorous three-step process when evaluating companies. We consider the business model, the management team and the valuation of each potential investment. When evaluating the business model we look for a sustainable, competitive advantage, cash flow that is both predictable and growing, as well as a rock-solid balance sheet. When assessing management we look to see how they have allocated capital in the past, their track record for enhancing shareholder value and the nature of their accounting practices. The final step in the process is assessing the proper valuation for the company. We strive to purchase securities trading at a discount to their intrinsic value as determined by discounted cash flows. We corroborate this valuation work with additional valuation methodologies. Often we find companies that clear the first or second hurdle, but not the third. Those companies are monitored for inclusion at a later date when the valuation is more appropriate.

Our goal is to acquire companies when they are at the low end of their historical valuations. By avoiding overpriced issues, we attempt to avoid the most volatile and risky segments of the market. Instead, we will invest in the stocks of issuers that we believe have a blend of both value and growth potential: What we call "GARP" for "growth at a reasonable price." By pursuing this strategy, our intent is that investors in Madison Mosaic's equity funds will participate in market appreciation during bull markets. The strategy is also intended to protect investors during bear markets compared with investors in portfolios holding more speculative and volatile securities.

How will the Fund's investments be diversified in the marketplace?

The Fund's total holdings of securities for any one broad economic sector (i.e. consumer, financial, health care, etc.) will never exceed 50% of the total market value of the Fund at the time of purchase. The Fund's total holdings of securities for any one industry (for example, within the broadly defined "finance" sector there are a variety of industries that include consumer finance companies, investment banks, broker-dealers, insurance companies, mutual fund companies, etc.) will not exceed 25% of the total market value of the Fund at the time of purchase.

Why do we sell stocks in the Fund?

We sell stocks for a number of reasons: (1) the valuation target we set for them is achieved; (2) the fundamental business prospects for the company have materially changed; or (3) we find a more attractive alternative.

How many stocks will the Fund hold?

We want each stock to represent a meaningful commitment. Therefore, the Fund generally invests in only 40-80 companies. We believe this offers the benefits of diversification, yet focuses the funds enough to allow for superior performance. It also reflects our belief that your money should be in our top investment ideas and that focusing on our best investment ideas is the best way to achieve each fund's investment objectives.

Does the Fund hold much cash?

In order to meet day to day shareholder transaction requirements, the Fund will hold a certain amount of uninvested cash. We will normally invest this cash overnight in a repurchase agreement. Repurchase agreements involve the sale of securities to the Fund by a financial institution or securities dealer, simultaneous with an agreement by that seller to repurchase the securities at the same price, plus interest, at a later date. The Fund will limit the parties with which it will engage in repurchase agreements to those financial institutions and securities dealers that are deemed creditworthy pursuant to guidelines adopted by the Fund's Board of Trustees.

Can the Fund adopt a temporary defensive strategy?

If we determine that it would be appropriate to adopt a temporary defensive investment position by reducing exposure in the equity markets, up to 100 percent of the Fund could be invested in short-term, fixed-income investments. On the other hand, to the extent more than 20% of the

Fund is so invested, it would not be invested in accordance with policies designed to achieve its stated investment objectives.

Principal Risks

Market Risks

The Fund's holdings will be subject to the economic, business and market risks associated with common stock investing. As a result, your investment in the Fund, when redeemed, may be worth more or less than the price you originally paid for it.

A variety of risks related to investments in small and mid-cap companies are explained in the Risk/Return Summary at the beginning of this prospectus. Because the Fund invests in smaller companies and may invest in new companies or in the securities of companies in emerging industries, the Fund bears an above-average level of market risk. For that reason, is should be only one part of an overall balanced investment program.

While the Fund is a diversified mutual fund, we intend to limit the common stock portion of the portfolio to 40-80 companies, with each company representing no more than 5% of the portfolio at cost. As a result, the Fund's daily net asset value may be more volatile than a fund with greater portfolio diversification.

Capital Gain Realization Risks to Taxpaying Shareholders

Another consequence of having a relatively low number of securities in the Fund's portfolio is that it may be susceptible to capital gain realization. For example, each year, if the Fund is successful in achieving its investment objective, it will likely sell securities that have reached our valuation targets for them. If we sell, say, 20 stocks a year for this reason, that could represent about half of the Fund's portfolio. As a result, the potential capital gains the Fund would be required to distribute may be higher than a fund that sells the same 20 stocks out of a portfolio of, say 150. Of course, this is not a concern for tax-exempt shareholders such as retirement plans or IRAs.

In the event the Fund experiences more redemptions than sales in any year, we may be required to sell securities in order to raise cash to meet these redemptions. Such sales may cause capital gains to be realized for tax purposes. Any such gains must be distributed among the remaining shareholders. (See "Taxes" below.)

Portfolio Holdings

Portfolio securities information is available on the Madison Mosaic website at www.mosaicfunds.com. It can be accessed for any fund from the "Our Funds" section of the site, "clicking" on the name of the fund in which you are interested and then selecting "Portfolio of Investments." Top 10 holdings current to the most recent calendar quarter is initially provided. You may also obtain a complete list of portfolio holdings by selecting the link to "Complete (name of Fund) Portfolio Holdings" at the bottom of the "Top 10 Holdings" page. Madison Mosaic's policy is to post this information no later than five business days have passed after the end of the quarter and to keep the information on the website until the next updated information is posted. In response to shareholder demand, we may increase the frequency with which we post portfolio holdings to reflect the most recent month-end. A complete description of the Trust's policies and procedures with respect to the disclosure of each of its fund's portfolio securities is available in the Trust's Statement of Additional Information ("SAI"). (See the back cover for information about the SAI.)

Management

The Advisor

We are Madison Mosaic, LLC, a wholly owned subsidiary of Madison Investment Advisors, Inc. ("Madison"), both located at 550 Science Drive, Madison, Wisconsin 53711. As of the date of this prospectus, we manage over half a billion dollars in assets in mutual funds and closed-end investment companies. Madison, a registered investment advisor firm since 1973, provides professional portfolio management services to a number of clients and has, together with its subsidiaries, several billions of dollars under management as of the date of this prospectus.

We are responsible for the day-to-day administration of the Trust's activities. Investment decisions regarding each of the Trust's funds can be influenced in various manners by a number of individuals.

Generally, all management decisions are the primary responsibility of Madison's Investment Strategy Committee. The Investment Strategy Committee is made up of top officers and managers of Madison.

On a day-to-day basis, the Fund is generally managed by members of the equity management team at our firm. The member of the equity team with primary responsibility for the Fund is Richard Eisinger.

Mr. Eisinger is a Managing Director of our firm and has been managing the Fund since its inception.

The Fund's SAI provides additional information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of securities in the Fund.

Compensation

Investment Advisory Fees. We receive a fee for our services under our Investment Advisory Agreement with the Fund. This fee is calculated as 0.75% of the average daily net assets of the Fund. This fee is deducted automatically from all accounts and is reflected in the daily price of the Fund. A discussion regarding the basis for the Board of Trustees approving the Fund's advisory contract with us will be available in the Fund's annual report to shareholders for the Fund's fiscal year ending December 31, 2008.

We may incur certain additional costs or expenses that are paid solely by us and are not charged to the shareholders or to the Fund relating to its distribution. Regardless of payments we make for distribution (or to third parties in order for the Fund to be available to potential shareholders through a variety of institutions or so-called "distribution channels"), our belief is that shareholders should only invest in the Fund based solely on the merits of the Fund. Our intention in expanding the distribution channels for the Fund is to make it available to all investors for which it is a suitable investment choice. Such qualifying dealers incur marketing support expenses of including Madison Mosaic funds in their trading platforms, including business planning assistance, educating personnel about Madison Mosaic and shareholder planning. In light of the above, we desire to provide the following disclosures:

We may share with authorized distributors certain marketing expenses or pay for the opportunity to distribute the Fund, sponsor informational meetings, seminars, support for marketing materials or business building programs. We or our affiliates may pay amounts from our own resources to third parties, including brokerage firms, banks, distributors, retirement plan service providers, and other financial intermediaries for providing record keeping, subaccounting, transaction processing and other administrative services. These payments are in addition to any fees that may be paid by us under the Fund's Services Agreement (described below) for these types of or other services, although they don't change the amount that the Fund pays under the Services Agreement.

We determine the amount of these payments from time to time and they may differ among financial intermediaries. These payment arrangements will not, however, change the price you pay for shares of Madison Mosaic funds or the amount that we or the Fund receives on behalf of any investor. Payments we make to distributors may provide incentives for them to make shares of the Fund available to their customers and may allow the Fund greater access to their customers than would be the case if no payments were paid. However, you may wish to consider whether such arrangements exist when evaluating any recommendations from your advisors to purchase or sell shares of the Fund.

Other Expenses. Under a separate Services Agreement with the Fund, we provide or arrange for the Fund to have all other operational and other support services it needs. We receive a fee calculated as a percentage of the average daily net assets of the Fund for these services. We also accrue for the fixed, direct expenses paid by the Fund for the compensation of the Fund's Independent Trustees and its independent auditor. This fee (including accrual for direct expenses) is set at 0.50%. These fees are also deducted automatically from all accounts and are reflected in the daily price of the Fund.

Pricing of Fund Shares

The price of the Fund share is based on its net asset value (or "NAV"). This equals the total daily value of the Fund's investments and other assets, minus its expenses and liabilities, divided by the total number of outstanding shares. The Fund's NAV is calculated at the close of the New York Stock Exchange each day that it is open for trading, normally 4:00 p.m. Eastern Time.

We use the market value of the securities in the Fund in order to determine NAV. We obtain the market value from one or more established pricing services. The Trust maintains a "pricing committee" to review market value of portfolio securities to determine whether or not prices obtained from the pricing services are fair. In accordance with policies approved by the Trustees, the pricing committee may determine that the "fair value" of a particular security is different than the market value provided by the pricing service. Although this would be an unusual occurrence for the types of securities held by the Trust, this may occur, for example, due to events or information not known to the pricing service or due to events occurring in other parts of the world. In using fair value pricing, the Trust's goal is to prevent Fund share transactions from occurring at a price that is unrealistically high or low based on information known but not reflected in the "market" price of portfolio securities calculated at the close of the New York Stock Exchange.

When you purchase or redeem shares, your transaction will be priced based on the next calculation of NAV after your order is received in proper form. This may be higher, lower or the same as the NAV from the previous day.

Dividends and Distributions

The Fund's net income, if any, is declared as dividends and distributed to shareholders annually, usually at the end of the calendar year. Any net realized capital gains will also be paid to shareholders at least annually as capital gains distributions.

Distributions will be paid in the form of additional shares credited to your account, unless you elect in writing to receive dividend checks or payments by electronic funds transfer. (Please refer to Madison Mosaic's "*Guide to Doing Business*" for more information about dividend distribution options.)

Frequent Purchases and Redemptions of Fund Shares

General Rule. Madison Mosaic Funds' discourages investors from using the Trust to frequently trade or otherwise attempt to "time" the market. As a result, Madison Mosaic Funds reserves the right to reject a purchase or exchange request for any reason.

Market Timing. Our policy is to block shareholders or potential shareholders from engaging in harmful trading behavior in Madison Mosaic Funds described below. To

accomplish this, we reserve the right to reject a purchase or exchange request for any reason, without notice. This policy does not affect a shareholder's right to redeem an account.

In addition, we have written agreements in place with intermediaries who hold fund shares on behalf of others (brokers, banks, plan administrators, etc.). Our agreements give us the authority to identify third parties who invest in our funds through such intermediaries so that we can prevent them from engaging in harmful frequent trading and market-timing activity as described below.

Identifiable Harmful Frequent Trading and Market-Timing Activity. We identify harmful trading activity as having a negative effect on portfolio management or fund expenses. For example, a fund subject to frequent trading or "market-timing" must maintain a large cash balance in order to permit the frequent purchases and redemptions caused by market-timing activity. Cash balances must be over and above the "normal" cash requirements the fund keeps to handle redemption requests from long-term shareholders, buy and sell portfolio securities, etc. By forcing management to keep greater cash balances to accommodate market timing, a fund may be unable to invest its assets in accordance with the fund's investment objectives. Alternatively, harmful trading activity may require frequent purchase and sale of portfolio securities to satisfy cash requirements. To the extent market-timing activity of this sort requires the affected fund to continually purchase and sell securities, the fund's transaction costs will increase in the form of brokerage commissions and custody fees. Finally, frequent trading activity results in a greater burden on the affected fund's transfer agent (the Madison Mosaic Funds customer service department), increasing transfer agent expenses and, if not actually raising fund expenses, at least preventing us from lowering them.

For all of the above reasons, we monitor cash flows and transfer agent activity in order to identify harmful activity. Furthermore, when approached by firms or individuals who request access for market timing activities, we decline; when trades are attempted without such courtesy we make every effort to block them and prohibit any future investments from the source of such trades. Madison Mosaic Funds does not define market-timing by the frequency or amount of trades during any particular time period. Rather, we seek to prevent market-timing of any type that harms the Fund in the manner described above.

Madison Mosaic Funds does not currently impose additional fees on market timing activity, nor does it restrict the number of exchanges shareholders can make, although we reserve the right to impose such restrictions upon notice in the future. We do not specifically define the frequency of trading that it will consider "market timing" because our goal is to prevent any harm to long-term investors that is caused by any out-of-the-ordinary trading or account activity. As a result, when we identify any shareholder activity that causes or is expected to cause the negative results described above, Madison Mosaic Funds will block the shareholder from making future investments. In effect, we will allow harmful market-timers to leave Mosaic and shut our doors to their return.

We will use our discretion to determine whether transaction activity is harmful based on the criteria described above. Except as described below, we do not distinguish between shareholders that invest directly with a fund or shareholders that invest with Madison Mosaic through a broker (either directly or through an intermediary account), an investment advisor or other third party as long as the account is engaging in harmful activity as described above.

Other Risks Associated with Market Timing. Moving money in and out of funds on short notice is a strategy employed by certain investors who hope to reap profits from short-term market fluctuation. This is not illegal, but is discouraged by many funds since it can complicate fund management and, if

successfully employed, have a negative impact on fund performance. In particular, a successful "market-timer" could, over time, dilute the value of fund shares held by long-term investors by essentially "siphoning off" cash by frequently buying fund shares at an NAV lower than the NAV at which the same shares are redeemed. Nevertheless, the success of any market-timer is not considered by Madison Mosaic Funds. We will block ALL identifiable harmful frequent trading and market-timing activity described above regardless of whether the market-timer is successful or unsuccessful. In any event, investors in any Madison Mosaic fund should be aware that dilution caused by successful market timing by some shareholders is a risk borne by the remaining shareholders.

Exceptions or Other Arrangements. It is possible that we will not detect certain frequent trading or market timing activity in small amounts that, because of the relatively small size of such activity, is subsumed by the normal day-to-day cash flow of any fund (see the section above entitled "Other Risks Associated with Market Timing"). However, we believe our procedures are adequate to identify any market timing activity having the harmful effects identified in the section entitled "Identifiable Harmful Frequent Trading and Market-Timing Activity" regardless of the nature of the shareholder or method of investment in Madison Mosaic Funds.

Because we discourage market timing in general, Madison Mosaic Funds does not currently, nor does it intend to, have any arrangements or agreements, formal or informal, to permit any shareholders or potential shareholders to directly or indirectly engage in any type of market-timing activities, harmful or otherwise.

Although we believe we make reasonable efforts to block shareholders that engage in or attempt to engage in harmful trading activities, we cannot guarantee that we will successfully identify and block every shareholder that does it or attempts to do it.

Taxes

Federal Tax Considerations

The Fund will distribute to shareholders 100 percent of its net income and net capital gains, if any. The capital gain distribution is determined as of October 31 each year and distributed annually.

All dividend and capital gain distributions, if any, will be taxable to you. A portion of the dividends paid from the income of the Fund may be taxed at the long-term capital gains rate (maximum rate of 15% as of the date of this prospectus). Dividends that constitute "qualified dividends" are also taxed at this rate. The Trust will inform shareholders of the nature of the Fund's dividends (ordinary income, short-term gains, "qualified dividends" or long-term gains) in January each year when the Trust sends you your annual notice of dividends and other distributions paid during the prior year.

Capital gains distributions can be taxed at different rates depending on the length of time the securities were held. Income designated as short-term capital gains are taxed at ordinary income rates, rather than the 15% "qualified dividend" rate. Distributions paid from the Fund's long-term capital gains and designated as capital gain distributions generally are taxable as long-term capital gains, regardless of the length of time you held your shares.

Because the share price fluctuates for the Fund, if you redeem shares in such funds, you will create a capital gain or loss that has tax consequences. It is your responsibility to calculate the cost basis of shares purchased. You must retain all statements received from the Trust to maintain accurate records of your investments.

An *exchange* of the Fund's shares for shares of another fund will be treated as a *sale* of the Fund's shares. As a result, any gain on the transaction may be subject to federal, state or local income tax.

If you do not provide a valid social security or tax identification number, you may be subject to federal withholding at a rate of 28% of dividends, any capital gain distributions and redemption proceeds. Any fine assessed against the Trust that results from your failure to provide a valid social security or tax identification number will be charged to your account.

State and Local

At the federal as well as state and local levels, dividend income and capital gains are generally considered taxable income.

Financial Highlights

Because the Fund is new, no historical "financial highlights" are available as of the date of this prospectus.

The Fund has a Statement of Additional Information (SAI) that includes additional information about the Fund. Additional information about the Fund's investments is available in the Trust's annual and semi-annual reports to shareholders. In the Trust's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the performance of the Trust's funds during their last fiscal year. The SAI and the Trust's annual and semi-annual reports are available without charge by calling the Trust at 800-368-3195 and will be sent to shareholders within three business days of request. Use the shareholder service number below to make shareholder inquiries.

Information on how to purchase and sell shares in any Madison Mosaic Fund™ is provided in a separate brochure entitled, "*Guide to Doing Business*." Madison Mosaic's "*Guide to Doing Business*" is incorporated by reference into this prospectus. (All references to "Mosaic" in the "Guide to Doing Business" refer to "Madison Mosaic.")

Please call our shareholder service department if you have any questions about the Fund or if you would like a copy of any written Fund information. Additional information, including the Fund's SAI and annual and semi-annual reports, when available, will also be free of charge at the Madison Mosaic Funds Internet site at http://www.mosaicfunds.com

Finally, you can review and copy information about the Fund (including the SAI) at the SEC's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Reports and other information about the Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

TRANSFER AGENT

Madison Mosaic Funds®
c/o US Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701


www.mosaicfunds.com

TELEPHONE NUMBERS

Shareholder Service
Toll-free nationwide: 888-670-3600

550 Science Drive
Madison, Wisconsin 53711

SEC File Number 811-03615